

February 10, 2022

Donald Puglisi
Authorized Representative
Puglisi & Associates
850 Library Ave, Suite 204
Newark, DE 19711

> **Re: United Mexican States**
> **Registration Statement under Schedule B**
> **Filed January 24, 2022**
> **File No. 333-262317**
>
> **Form 18-K for Fiscal Year Ended December 31, 2020**
> **Filed July 2, 2021, as amended July 12, 2021, January 4, 2022, January 12, 2022**
> **File No. 333-03610**

Dear Mr. Puglisi:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

United Mexican States Registration Statement under Schedule B and Form 18-K for Fiscal Year Ended December 31, 2020

Cover Page

1.   Please include a cross-reference to the detailed disclosure of the collective action clause.

General

2.   To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data.

3.   We note the disclosures on page D-46 of Exhibit D to Form 18-K (filed on 7/2/21)

regarding amendments to Mexico's social security and related laws in 2020. We also note that a recent IMF report recommended additional pension reforms, beyond those made in 2020, including efforts to contain costs, such as by reforming the design of the minimum pension. To the extent material, please disclose any ongoing risks relating to the current pension system.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aaron Brodsky, attorney, at (202) 551-6538 or Michael Coco, Office Chief, at (202) 551-3253, with any other questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate Finance

cc: Jorge Juantorena